UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

Commission File Number: 001-32520

ARIES MARITIME TRANSPORT LIMITED
(Translation of registrant’s name into English)

18 Zerva Nap. Str. 166 75 Glyfada Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 to this report on Form 6-K is a press release dated March 24, 2009 of Aries Maritime Transport Limited (the “Company”) announcing its fourth quarter and full year 2008 unaudited financial results.

Exhibit 1

Company Contact:                                                                      Investor and Media Contact:
Ioannis Makris                                                                           Michael Cimini
Chief Financial Officer                                                                  Vice President
Aries Maritime Transport Limited                                                The IGB Group
(011) 30 210 8983787                                                                    212-477-8261

Aries Maritime Transport Limited Announces
Fourth Quarter and Full Year 2008 Unaudited Financial Results

ATHENS, GREECE, March 24, 2009 – Aries Maritime Transport Limited (NASDAQ: RAMS) today reported its unaudited financial results for the three and twelve months ended December 31, 2008. The following financial review discusses the results for the three months ended December 31, 2008, compared with the results for the three months ended December 31, 2007 as well as results for the twelve months ended December 31, 2008, compared with the results for the twelve months ended December 31, 2007. In June 2008, Aries completed the sale of its three oldest vessels, the Energy 1, MSC Oslo and the Arius, which resulted in a gain on sale of $13.6 million during the second quarter of 2008. The results for these vessels and related gain on disposal are reported as discontinued operations.

Fourth Quarter Results

Revenues of $19.2 million from continuing operations were recorded for the three months ended December 31, 2008, compared to revenues of $19.8 million recorded for the three months ended December 31, 2007. Excluding deferred revenue due to the assumption of charters associated with certain vessel acquisitions as well as commissions and voyage expenses, total revenues were $16.5 million and $18.3 million for the three month periods ended December 31, 2008 and December 31, 2007, respectively. The decrease in revenues is primarily attributable to lower utilization for the Saronikos Bridge and the Nordanvind as well as lower charter rates for the MSC Seine and the Chinook during the three months ended December 31, 2008, compared to the three months ended December 31, 2007. Vessel operating days totalled 1,104 for both quarters. The Company defines operating days as the total days the vessels were in the Company’s possession for the relevant period. Total  revenue days for the three months ended December 31, 2008, were 1,018 and total  revenue days for the three months ended December 31, 2007, were 1,007. The Company defines revenue days as the total days the vessels were not off hire or out of service.

Net loss from continuing operations was $40.5 million or $1.41 basic and diluted loss per share, for the three months ended December 31, 2008, compared to a net loss of $5.8 million, or $0.21 basic and diluted loss per share, recorded for the three months ended December 31, 2007. The results for the fourth quarter of 2008 include a $30.1 million non-cash impairment charge on the value of the Company’s three container vessels as well as a $5.8 million non-cash loss from the change in the fair value of derivatives. The results for the same period of 2007 include a $2.5 million non-cash loss from the change in the fair value of derivatives.

Net loss from continuing and discontinued operations for the three months ended December 31, 2008, was $42 million, or $1.46 basic and diluted loss per share, compared to a net loss of $7.0 million, or $0.25 basic and diluted loss per share, recorded for the three months ended December 31, 2007.

Adjusted EBITDA for the three months ended December 31, 2008, was $6.5 million compared to $7.2 million for the three months ended December 31, 2007. (Please refer to the Summary of Selected Data table later in this document for a reconciliation of Adjusted EBITDA to net income.)

Jeff Parry, Chief Executive Officer, commented, “During the fourth quarter and year-to-date, Aries’ new management team continued to take proactive measures aimed at improving the Company’s financial performance. Specifically, our wholly owned technical management subsidiary, AMT Management, has become a fully licensed ship manager. In accomplishing this important goal, we have strengthened our ability to maintain a cost efficient operating structure and increase the utilization of our diversified fleet. We also continued to implement our period charter approach through new contracts for two double-hull products tankers. Based on our progress to date, the Company posted an increase in Adjusted EBITDA to $6.5 million for the fourth quarter of 2008 from $2.1 million for the third quarter of 2008. Management remains dedicated to improving the Company’s ship operations as we continue to execute our comprehensive turnaround plan. Going forward, we will maintain our focus on positioning Aries for long-term success and enhancing shareholder value.”

Twelve-Month Results

Revenues of $81.3 million from continuing operations were recorded for the twelve months ended December 31, 2008, compared to revenues of $81.1 million recorded for the twelve months ended December 31, 2007. Excluding deferred revenue due to the assumption of charters associated with certain vessel acquisitions as well as commissions and voyage expenses, total revenues were $64.8 million and $70.9 million for the twelve month periods ended December 31, 2008, and December 31, 2007, respectively. The decrease in revenues is primarily attributable to lower utilization as well as lower charter rates for certain vessels in the Company’s fleet during the twelve months ended December 31, 2008, compared to the twelve months ended December 31, 2007. During the twelve months ended December 31, 2008, total vessel operating days were 4,392 compared to total vessel operating days of 4,380 for the twelve months ended December 31, 2007. Total revenue days for the twelve months ended December 31, 2008, and December 31, 2007, were 4,100 and 4,159, respectively.

Net loss from continuing operations was $48.7 million or $1.70 basic and diluted loss per share, for the twelve months ended December 31, 2008, compared to net loss of $1.9 million, or $0.07 basic and diluted loss per share, recorded for the twelve months ended December 31, 2007.  The results for the twelve months ended December 31, 2008, include a $30.1 million non-cash impairment charge on the value of the Company’s three container vessels and a $6.5 million non-cash loss from the change in the fair value of derivatives. Results for the twelve months ended December 31, 2007 include a $4.1 million non-cash loss from the change in the fair value of derivatives.

Net loss from continuing and discontinued operations for the twelve months ended December 31, 2008, was $39.4 million, or $1.38 basic and diluted loss per share, compared to a net loss of $8.7 million, or $0.31 basic and diluted loss per share, recorded for the twelve months ended December 31, 2007.

Adjusted EBITDA for the twelve months ended December 31, 2008 was $24.6 million compared to $40.8 million for the twelve months ended December 31, 2007. (Please refer to the Summary of Selected Data table later in this document for a reconciliation of Adjusted EBITDA to net income.)

Fleet Report
Aries operates a fleet of nine double-hull products tankers and three container ships. Currently, nine of the Company’s 12 vessels are secured on period charters with established international charterers. The charters have remaining periods ranging from approximately 0.1 to 1.75 years. Charters for two of Aries’ products tanker vessels currently have profit-sharing components.

On October 2, 2008, Aries announced it secured a period charter for the High Land, a 1992-built products tanker, and the High Rider, a 1991-built products tanker, with IPG for 12 months. The net rate for both vessels has been renegotiated to $14,822.50 per day for the High Land and $15,015 per day for the High Rider pending certain oil major approvals.

The following table details Aries’ fleet deployment:

Vessels	Size	Year Built	Charterer/ Subcharterer	Expiration of Charter	Charterhire (net per day)

Products Tankers
Altius	73,400 dwt	2004	Deiulemar/Enel	Through 6/09	$14,860
Fortius	73,400 dwt	2004	Deiulemar/Enel	Through 8/09	$14,860
Nordanvind	38,701 dwt	2001	Spot market	-	-
Ostria	38,701 dwt	2000	Spot market	-	-
High Land	41,450 dwt	1992	IPG	Through 9/09	$14,822.50
High Rider	41,502 dwt	1991	IPG	Through 10/09	$15,015
Stena Compass	72,750 dwt	2006	Stena Group	Through 8/10	Bareboat charter rate of $18,232.50 + 30% of profits above $26,000
Stena Compassion	72,750 dwt	2006	Stena Group	Through 12/10	Bareboat charter rate of $18,232.50 + 30% of profits above $26,000
Chinook	38,701 dwt	2001	Spot market	-	-

Container Vessels
Saronikos Bridge	2,917 TEU	1990	CMA CGM	Through 5/10	$20,400
MSC Seine (formerly CMA CGM Seine)	2,917 TEU	1990	MSC	Through 9/09	$14,918.50
Ocean Hope	1,799 TEU	1989	China Shipping Container Lines	Through 4/09	$13,300

Summary of Selected Data

	Three Months Ended	Three Months Ended
	December 31, 2008	December 31, 2007

ADJUSTED EBITDA RECONCILIATION (1)
(All amounts in US$000’s unless otherwise stated)
NET INCOME	(40,543)	(5,823)
PLUS : NET INTEREST EXPENSE	4,516	3,633
PLUS : DEPRECIATION AND AMORTIZATION	6,533	6,345
PLUS : IMPAIRMENT CHARGE	30,075	-
PLUS: CHANGE IN FAIR VALUE OF DERIVATIVES	5,754	2,455
PLUS: STOCK BASED COMPENSATION	199	569

ADJUSTED EBITDA	6,534	7,179

FLEET DATA

NUMBER OF VESSELS	12	12
AVERAGE NUMBER OF VESSELS ON PERIOD CHARTER	11	11
WEIGHTED AVERAGE AGE OF FLEET	10.8	9.8
OPERATING DAYS (2)	1,104	1,104

AVERAGE DAILY RESULTS

TIME CHARTER EQUIVALENT RATE (3)	17,809	19,604
TOTAL VESSEL OPERATING EXPENSES (4)	9,876	10,774

	Twelve Months Ended	Twelve Months Ended
	December 31, 2008	December 31, 2007

ADJUSTED EBITDA RECONCILIATION (1)
(All amounts in US$000’s unless otherwise stated)
NET INCOME	(48,668)	(1,861)
PLUS : NET INTEREST EXPENSE	15,773	16,834
PLUS : DEPRECIATION AND AMORTIZATION	19,795	20,499
PLUS : IMPAIRMENT CHARGE	30,075	-
PLUS: CHANGE IN FAIR VALUE OF DERIVATIVES	6,515	4,060
PLUS: STOCK BASED COMPENSATION	1,084	1,232

ADJUSTED EBITDA	24,574	40,764

FLEET DATA

NUMBER OF VESSELS	12	12
AVERAGE NUMBER OF VESSELS ON PERIOD CHARTER	10.3	11
WEIGHTED AVERAGE AGE OF FLEET	10.8	9.8
OPERATING DAYS (2)	4,392	4,380

AVERAGE DAILY RESULTS

TIME CHARTER EQUIVALENT RATE (3)	18,814	19,511
TOTAL VESSEL OPERATING EXPENSES (4)	10,163	7,759

(1) Aries considers Adjusted EBITDA to represent the aggregate of net income / (loss) from continuing operations, net interest expense, depreciation, amortization (excluding the effect of the amortization of the deferred revenue due to the assumption of charters associated with certain vessels acquisitions), change in the fair value of derivatives, stock-based compensation expense and impairment loss . The Company’s management uses Adjusted EBITDA as a performance measure.  The Company believes that Adjusted EBITDA is useful to investors, because the shipping industry is capital intensive and may involve significant financing costs. Adjusted EBITDA is not an item recognized by GAAP and should not be considered as an alternative to net income, operating income or any other indicator of a company’s operating performance required by GAAP. The Company’s definition of Adjusted EBITDA may not be the same as that used by other companies in the shipping or other industries.
(2) Operating days are defined as the total days the vessels were in the Company’s possession for the relevant period.
(3) Adjusted to reflect that the Stena Compass and the Stena Compassion were each employed on a bareboat charter; an assumed TCE of $24,500 per day, reflecting assumed operating costs of $5,800 per day, has been included in respect of (a) the 92 operating days of the vessels during the three month period ended December 31, 2008, and 2007 ,respectively, and  (b) the 366 and 365 operating days of the vessels during the twelve month period ended December 31, 2008, and 2007respectively.
(4) Total vessel operating expenses are defined as the sum of the vessel operating expenses, amortization of dry-docking and special survey expense and management fees adjusted to exclude the following operating days with respect to the Stena Compass and the Stena Compassion, which were employed on bareboat charters:
(a) 92 operating days of the vessels during the twelve month period ended December 31, 2008, and 2007
(b) 366 and 365 operating days of the vessels during the twelve month period ended December 31, 2008, and 2007, respectively.

Conference Call Information
Aries will hold a conference call on Tuesday, March 24, 2009, at 10:00 a.m. Eastern Time to discuss results for the fourth quarter of 2008. To access the conference call, dial (888) 935-4575 for domestic callers, or (718) 354-1387 for international callers, and use the reservation number 3914367. Following the teleconference, a replay of the call may be accessed by dialing (866) 883-4489 for domestic callers, or (718) 354-1112 for international callers, and using the reservation number 3914367. The replay will be available through April 7, 2009. The conference call will also be webcast live on the Company’s website, http://www.ariesmaritime.com. A replay of the audio webcast will be available following the call through April 7, 2009.

About Aries Maritime Transport Limited
Aries Maritime Transport Limited is an international shipping company that owns and operates products tankers and container vessels. The Company’s products tanker fleet consists of five MR tankers and four Panamax tankers, all of which are double-hulled. The Company also owns a fleet of three container vessels that range in capacity from 1,799 to 2,917 TEU. Nine of the Company’s 12 vessels are secured on period charters. Charters for two of the Company’s products tanker vessels currently have profit-sharing components.

“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995
This press release includes assumptions, expectations, projections, intentions and beliefs about future events.  These statements are intended as ‘‘forward-looking statements.’’  We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. All statements in this document that are not statements of historical fact are forward-looking statements.  Forward-looking statements include, but are not limited to, such matters as future operating or financial results; statements about planned, pending or recent acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including drydocking and insurance costs; statements about trends in the container vessel and products tanker shipping markets, including charter rates and factors affecting supply and demand; our ability to obtain additional financing; expectations regarding the availability of vessel acquisitions; and anticipated developments with respect to pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties.  Although Aries Maritime Transport Limited believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, Aries Maritime Transport Limited cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements contained in this press release. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, inability to procure acquisition financing, default by one or more charterers of our ships, changes in demand for oil and oil products, the effect of changes in OPEC’s petroleum production levels, worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydocking, changes in Aries Maritime Transport Limited’s voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists and other factors discussed in Aries Maritime Transport Limited’s filings with the U.S. Securities and Exchange Commission from time to time. When used in this document, the words ‘‘anticipate,’’ ‘‘estimate,’’ ‘‘project,’’ ‘‘forecast,’’ ‘‘plan,’’ ‘‘potential,’’ ‘‘may,’’ ‘‘should,’’ and ‘‘expect’’ reflect forward-looking statements.

ARIES MARITIME TRANSPORT LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTH PERIOD ENDED DECEMBER 31, 2008 AND DECEMBER 31, 2007
(All amounts expressed in thousands of U.S. Dollars, except share and per share amounts)

	(Unaudited)		(Unaudited)
	Three month period ended December 31, 2008		Three month period ended December 31,2007
REVENUES:
Revenue from voyages		19,157		19,761

EXPENSES:
Commissions		(495)		(219)
Voyage expenses		(1,600)		(868)
Vessel operating expenses		(7,619)		(8,666)
General & administrative expenses		(1,985)		(2,502)
Depreciation		(6,011)		(5,988)
Impairment Charge		(30,075)		-
Amortization of dry-docking and special survey expense		(1,090)		(744)
Management fees		(377)		(502)
		(49,252)		(19,489)
Net operating (loss) / income		(30,095)		272

OTHER INCOME/( EXPENSES), NET:
Interest expense		(4,533)		(3,797)
Interest income		17		164
Other expenses, net		(178)		(7)
Change in fair value of derivatives		(5,754)		(2,455)
Total other income/ (expenses), net		(10,448)		(6,095)

Net loss from continuing operations		(40,543)		(5,823)

Net loss from discontinued operations		(1,480)		(1,223)

Net loss		(42,023)		(7,046)

Loss per share:
Basic and diluted

Continuing operations	$	(1.41)	$	(0.21)

Discontinued operations	$	(0.05)	$	(0.04)

Total	$	(1.46)	$	(0.25)

Weighted average number of shares:
Basic and diluted		28,721,605		28,478,850

(All amounts in thousands of U.S. dollars)	Three month period ended December 31, 2008		Three month period ended December 31, 2007

Net cash (used in) / provided by operating activities		1,381		2,888
Net cash provided by / (used in) investing activities		(10)		(90)
Net cash (used in) financing activities		(943)		(3,206)

ARIES MARITIME TRANSPORT LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE TWELVE MONTH PERIOD ENDED DECEMBER 31, 2008 AND DECEMBER 31, 2007
(All amounts expressed in thousands of U.S. Dollars, except share and per share amounts)

	(Unaudited)	(Unaudited)
	Twelve month period ended December 31, 2008	Twelve month period ended December 31, 2007
REVENUES:
Revenue from voyages	81,331	81,080

EXPENSES:
Commissions	(1,407)	(1,049)
Voyage expenses	(7,031)	(3,119)
Vessel operating expenses	(31,338)	(23,996)
General & administrative expenses	(7,878)	(5,518)
Depreciation	(23,912)	(23,883)
Impairment Charge	(30,075)	-
Amortization of dry-docking and special survey expense	(3,997)	(2,626)
Management fees	(1,860)	(1,700)
	(107,498)	(61,891)
Net operating (loss) / income	(26,167)	19,189

OTHER INCOME/( EXPENSES), NET:
Interest expense	(16,021)	(17,527)
Interest income	248	693
Other expenses, net	(213)	(156)
Change in fair value of derivatives	(6,515)	(4,060)
Total other income/ (expenses), net	(22,501)	(21,050)

Net loss from continuing operations	(48,668)	(1,861)

Net income / (loss) from discontinued operations (including gain on sale of vessels $13,569 for December 31, 2008)	9,234	(6,872)

Net loss	(39,434)	(8,733)

Earnings/ (loss) per share:
Basic and diluted

Continuing operations	$ (1.70)	$ (0.07)

Discontinued operations	$0.32	$ (0.24)

Total	$ (1.38)	$ (0.31)

Weighted average number of shares:
Basic and diluted	28,634,186	28,478,850

	Twelve month period ended December 31, 2008	Twelve month period ended
(All amounts in thousands of U.S. dollars)		December 31, 2007

Net cash provided by operating activities	2,901	17,581
Net cash provided by / (used in) investing activities	61,083	(2,008)
Net cash (used in) financing activities	(72,419)	(14,741)

ARIES MARITIME TRANSPORT LIMITED
CONSOLIDATED BALANCE SHEETS
(All amounts expressed in thousands of U.S. Dollars)

	(Unaudited) December 31,	(Audited) December 31,
	2008	2007
ASSETS
Current assets
Cash and cash equivalents	4,009	12,444
Restricted cash	8,510	39
Trade receivables, net	2,533	2,219
Other receivables	2,289	1,033
Inventories	1,224	1,969
Prepaid expenses	967	1,681
Due from managing agent	160	814
Due from related parties	49	-
Total current assets	19,741	20,199

Vessels and other fixed assets, net	296,463	400,838
Deferred charges, net	1,573	2,906
Restricted cash	-	1,548
Total non-current assets	298,036	405,292
Total assets	317,777	425,491

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Current portion of long-term debt	223,710	284,800
Accounts payable, trade	3,444	8,423
Accrued liabilities	7,539	5,297
Deferred income	1,807	2,291
Derivative financial instruments	12,451	5,936
Deferred revenue	2,144	4,656
Due to related parties	-	594
Total current liabilities	251,095	311,997

Deferred revenue	772	6,375
Total liabilities	251,867	318,372

Stockholders’ equity
Preferred Stock, $0.01 par value, 30 million shares authorized, none issued.
Common Stock, $0.01 par value, 100 million shares authorized, 29 million shares issued and outstanding at December 31, 2008 (2007: 28.6 million shares)	290	286
Additional paid-in capital	113,787	115,566
Deficit	(48,167)	(8,733)
Total stockholders’ equity	65,910	107,119
Total liabilities and stockholders’ equity	317,777	425,491

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARIES MARITIME TRANSPORT LIMITED
(registrant)

Dated: March 25, 2009	By:	/s/ Ioannis Makris
Ioannis Makris
Chief Financial Officer

SK 23248 0002 980330